May 11, 2007
Ms. Kristi Marrone
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	TeleTech Holdings, Inc.
Item 4.01 Form 8-K
File 5/9/07
File No. 0-21055
Dear Ms. Marrone:
We are in receipt of your letter dated May 10, 2007. We understand you are requesting us to amend our Item 4.01 Form 8-K referenced above as follows:
1. Please amend the second paragraph of the Form 8-K to cover the interim period from the date of the last audited financial statements to May 7, 2007, the date of declination to stand for re-election. See Item 304(a)(1)(IV) of Regulation S-K. Include a letter from former accountants addressing the revised disclosures in the amendment.
RESPONSE: We have amended the second paragraph of our Form 8-K to read as follows:
During the two years ended December 31, 2006 and the quarter ended March 31, 2007 and the period through May 9, 2007, there were no disagreements between the Company and Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to Ernst & Young’s satisfaction, would have caused it to make reference to the matter in connection with its report on the Company’s consolidated financial statements for the relevant year.
Ernst & Young, LLP has reviewed the amended Form 8K/A and issued a letter addressing the revised disclosures which will be included as an Exhibit to the Form 8K/A. The Form 8-K/A along with the letter as Exhibit 16.1 will be filed with the Securities and Exchange Commission of even date herewith.
As you and I discussed this morning, we used the May 9, 2007 date rather than the May 7, 2007 date originally requested since we filed our Form 10-Q on May 9, 2007 and Ernst & Young completed the review of that interim period and Form 10-Q.
Please feel free to contact me at (303) 397-8190 should you have any questions about this response or need additional information.
Sincerely,

/s/ Christy T. O’Connor

Christy T. O’Connor
Vice President & Assistant General Counsel
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, CO 80112

cc:	John Troka, Interim Chief Financial Officer
Alan Schutzman, General Counsel
Ernst & Young, LLP